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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25

                        Commission File Number 1-13881

                          NOTIFICATION OF LATE FILING

 (Check One:) [ ]Form 10-K [X]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                     For Period Ended:  December 29, 2000
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

              For the Transition Period Ended: __________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Inapplicable.

                                    PART I
                            REGISTRANT INFORMATION

            Full name of registrant:  Marriott International, Inc.
                    Marriott International, Inc. Employees'
             Profit Sharing, Retirement and Savings Plan and Trust

          Address of principal executive office: 10400 Fernwood Road
              City, State and Zip Code: Bethseda, Maryland 20817
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |  (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |
    |  (b)  The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] |       filed on or before the 15th calendar day following the prescribed
    |       due date; or the subject quarterly report or transition report on
    |       Form 10-Q, or portion thereof will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    |
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) | has been attached, if applicable. Inapplicable


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant maintains the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust (the Profit Sharing Plan"). During the fiscal year, certain amendments to the Profit Sharing Plan were adopted. As a result of those amendments, additional time is required to fully develop the financial information necessary to provide full and complete disclosure required by the Annual Report on Form 11-K with respect to the Profit Sharing Plan. As a result, the Form 11-K with respect to the Profit Sharing Plan could not be compiled by the prescribed date, without unreasonable effort and expense.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                    Joseph Ryan               (301) 380-3000
                      (Name)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes     [ ] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [ ] No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ATTACHMENT: The Profit Sharing Plan was amended during the last fiscal year to include an employee stock ownership plan ("ESOP") feature. The ESOP feature of the Profit Sharing Plan acquired certain shares of preferred stock of Marriott International, Inc. in a leveraged transaction. The addition of the ESOP feature and the leveraged acquisition of the preferred stock, together with the continued and regular operations of the Profit Sharing Plan, may result in a significant change in the results from the operation of the Plan from the preceding fiscal year, as reflected by the earnings statements of the Plan. However the quantitative effect of any such change cannot be reasonably estimated, because the financial information necessary to finalize the disclosure has not been fully developed.


                         MARRIOTT INTERNATIONAL, INC.
                   (Name of Registrant Specified in Charter)

has caused this notification to be signed by the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust on its behalf thereunto duly authorized.




Date:  June 27, 2001          By:  _______________________________________
                                   Linda A. Bartlett
                                   Trustee


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